

April 3, 2012

Via E-Mail
Mr. John D. Milton, Jr.
Chief Financial Officer
Patriot Transportation Holding, Inc.
501 Riverside Avenue, Suite 500
Jacksonville, Florida 32202

       Re: **Patriot Transportation Holding, Inc.**
               Form 10-K for the year ended September 30, 2011
               Filed December 8, 2011
               Form 10-Q for the quarter ended December 31, 2011
               Filed February 1, 2012
               File No. 000-17554

Dear Mr. Milton:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings (unless otherwise indicated) and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended September 30, 2011

Part III

1. Please revise this section to ensure that all of the information required by Items 10 through 15 are specifically incorporated by reference from your proxy statement or included in the Form 10-K or advise. The sections of the proxy statement titled "Compensation Discussion and Analysis" and "Non-Employee Director Compensation" do not appear to be incorporated by reference into Item 11, the information pursuant to Item 407(a) of Regulation S-K does not appear to be incorporated by reference into Item 13 and the information required by Item 14 appears to be located in the section of the proxy statement titled "Independent Registered Public Accounting Firm" instead of the

sections titled "Independent Auditor" and "Ratification of Independent Registered Certified Public Accounting Firm."

Exhibit 13. 2011 Annual Report

Quarterly Financial Data

2. Please revise to discuss the nature of any unusual or infrequent items that impacted your quarterly results of operations for the various periods presented, such as the two severe non-preventable incidents that occurred in the last four months of 2011, and the gain in discontinued operations in the first quarter of 2011. Refer to the requirement outlined in Item 302(a)(3) of Regulation S-K.

Management's Discussion and Analysis

Executive Overview

3. We note your disclosure that in June 2010 you entered into a letter agreement with Vulcan Materials Company that required modifications to the existing mining lease on your property, such that the mining will be accelerated and the mining plan will be revised to accommodate future construction of up to 105 residential dwelling units around the mined lakes. Please tell us the effects, if any, that this modification will have on the revenue recognition of this lease.

4. We note from your discussion in MD&A that properties held for future development include Patriot Business Park, in which land development efforts commenced in the spring of 2008 but were placed on hold in April 2009. Please tell us the current status of this project and explain to us how you evaluated this property for any impairment loss as of September 30, 2011.

Comparative Results of Operations

5. We note from your discussion in MD&A that insurance and losses increased $659,000 in 2011 compared to 2010 due to two severe non-preventable incidents in the last four months of 2011. Please tell us the nature of these incidents and explain to us whether the losses incurred involved the impairment (or potential impairment) of any assets as of September 30, 2011, or create any contingent liabilities which should be disclosed under ASC 450-20-50. Please advise or revise as appropriate.

<u>Audited Financial Statements for the Year Ended September 30, 2011</u>

<u>Statements of Cash Flows</u>

6. We note your disclosure at the bottom of the statement of cash flows that you recorded a non-cash transaction from an exchange of real estate of $4,941,000 in December 2010. We also note that this transaction appears to relate to the sale of the Caroline County land and subsequent purchase of Hollander 95 Business Park. Please explain to us and disclose in the notes to the financial statements the nature and significant terms of this exchange transaction and explain how it has been accounted for in your financial statements as of September 30, 2011.

<u>Notes to the Financial Statements</u>

<u>Note 15. Discontinued Operations</u>

7. We note your disclosure that in connection with the sale of the land in Caroline County Virginia, you donated $5,599,000 primarily for the value of minerals and aggregates and recognized a $2,126,000 permanent tax benefit. Please provide us more details about the nature of this donation including how you determined the fair market value of the property that was donated and explain to us how you accounted for this transaction in your financial statements as of September 30, 2011.

<u>Form 10-Q for the quarter ended December 31, 2011</u>

<u>Statements of Cash Flows</u>

8. We note your disclosure at the bottom of the statements of cash flows that you recorded non-cash transactions in fiscal 2012 for a $2,043,000 receivable on previously capitalized real estate taxes on the Anacostia property. Please explain to us the nature of this transaction and tell us how it has been recorded in your financial statements as of December 31, 2011.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact Julie Rizzo at (202) 551-3574 or Susan Block at (202) 551-3210 with any other questions. You may also contact me at (202) 551-3813.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief